UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes   ☐             No    ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-213781) OF THE REGISTRANT ORIGINALLY FILED WITH THE SEC ON SEPTEMBER 26, 2016.

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 1, 2017, Höegh LNG Partners LP (the “Partnership”) acquired (the “Acquisition”) from a subsidiary of Höegh LNG Holdings Ltd. the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd. (“Grace Holding”), the sole owner of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S., the entities that own and operate the Höegh Grace. The purchase price for the Acquisition was $86.7 million, including certain post-closing adjustments for net working capital. The Partnership paid the purchase price with a combination of cash on hand and a $41.4 million draw under its revolving credit facility. The Partnership purchased its initial 51% interest in Grace Holding in January 2017.

The Partnership’s board of directors (the “Board”) and the Conflicts Committee of the Board approved the Acquisition and the purchase price. The Conflicts Committee retained an outside financial advisor and outside legal advisor to assist with its evaluation of the Acquisition and the purchase price.

A copy of the Contribution, Purchase and Sale Agreement for the Acquisition is attached hereto as Exhibit 4.1.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

4.1	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC, Höegh LNG Holdings Ltd. and Höegh LNG Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: January 26, 2018

	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer and Chief Financial Officer

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